SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                           FIDELITY FEDERAL BANCORP
                               (Name of Issuer)

                           FIDELITY FEDERAL BANCORP
                     (Name of Person(s) Filing Statement)

                            1994 and 1995 WARRANTS
                        (Title of Class of Securities)

                                     N/A
                    (CUSIP Number of Class of Securities)

                                DONALD R. NEEL
                           FIDELITY FEDERAL BANCORP
                    700 SOUTH GREEN RIVER ROAD, SUITE 2000
                          EVANSVILLE, INDIANA  47715
                                (812) 469-2100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
       and Communications on Behalf of the Person(s) Filing Statement)
                                with a copy to
                            JOHN W. TANSELLE, ESQ.
                      KRIEG DEVAULT ALEXANDER & CAPEHART
                           2800 ONE INDIANA SQUARE
                      INDIANAPOLIS, INDIANA  46204-2017
                                (317) 636-4341

                              September 22, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

=============================================================================
                          Calculation of Filing Fee
-----------------------------------------------------------------------------
          Transaction Valuation*          Amount of Filing Fee
                $5,896,303                        $1,180
=============================================================================

* An offer is made to holders of 1,308 1994 Warrants to temporarily reduce the exercise price of such Warrants to $3.70 per share and to holders of 1,328 1995 Warrants to temporarily reduce the exercise price of such Warrants to $4.04 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales prices of the Issuer's Common Stock underlying the Warrants on September 18, 1997.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

The fee is offset in its entirety under Rule 0-11(a)(2) by registration fees of $1,074.28 and $879.24, respectively, paid by the issuer in connection with the filing of its Registration Statements on Form S-3, Reg. No. 33-87068 (filed December 5, 1994) and its Registration Statement on Form S-3, Reg. No. 33-72062 (filed November 23, 1993).

ITEM 1. SECURITY AND ISSUER.

(a) The issuer is Fidelity Federal Bancorp ("Company") and the address of its principal executive office is 700 South Green River Road, Suite 2000, Evansville, Indiana 47715.

(b) The information set forth under "INTRODUCTION", "THE OFFER--GENERAL TERMS", and "THE OFFER--TRANSACTIONS AND AGREEMENTS CONCERNING WARRANTS" of the Offer to Holders of its 1994 and 1995 Warrants, a copy of which is attached hereto as Exhibit 99(a) (the "Offer to Exercise"), is incorporated herein by reference.

(c) The Common Stock of the Company is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market system under the symbol "FEED." THE EXISTING WARRANTS ARE NOT LISTED FOR TRADING AND NO MARKET EXISTS FOR SAID WARRANTS.

(d) This issuer tender offer statement is being filed by the Company as issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Due to the fact this transaction is an offer to Holders to exercise their Existing Warrants, there is no source and total amount of funds or other consideration applicable to the Company. The Company will use existing working capital to pay expenses associated with this transaction.

(b) No part of the expenses related to this offer is expected to be borrowed, directly or indirectly, for purposes of the Exercise Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

The information set forth in "THE OFFER--BACKGROUND AND PURPOSE OF THE OFFER" of the Offer to Exercise is incorporated herein by reference.

ITEM 4: INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "THE OFFER--BACKGROUND AND PURPOSE OF THE OFFER" and "THE OFFER--TRANSACTIONS AND AGREEMENTS CONCERNING THE WARRANTS" of the Offer to Exercise is incorporated herein by reference.

ITEM 5: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

There is no contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exercise Offer between the Company (including its executive officers and directors) and any person with respect to any securities of the Company, except as set forth under Item 4 above.

ITEM 6: PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The transaction described herein will be conducted by the Company through its executive officers, and no other person has been retained to make solicitations or recommendations in connection with this transaction.

ITEM 7: FINANCIAL INFORMATION.

The information set forth in "THE OFFER--FINANCIAL INFORMATION CONCERNING THE COMPANY" of the Offer to Exercise, including the information incorporated by reference therein, is incorporated herein by reference.

ITEM 8: ADDITIONAL INFORMATION.

(a) The information set forth in "THE OFFER--MISCELLANEOUS" of the Offer to Exercise is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Reference is hereby made to the Offer to Exercise and the related letter of transmittal, copies of which are attached hereto as Exhibits 99(a) and 99(b), respectively, and incorporated in their entirety herein by reference.

ITEM 9: MATERIAL TO BE FILED AS EXHIBITS.

The following material is filed as Exhibits:

99(a) Form of Offer to Exercise dated September 19, 1997.

99(b) Form of letter of transmittal.

99(c) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated September 19, 1997.

99(d) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated September 19, 1997.

99(e) Form of Notice of Guarantied Delivery.

99(f) The Company's audited financial statements for the years ended June 30, 1997 and June 30, 1996 (Pages 26-53 of the Company's 1997 Annual Report to Shareholders), incorporated herein by reference from the Company's Annual Report on Form 10-K as filed with the Commission on September 19, 1997.


                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 22, 1997                        FIDELITY FEDERAL BANCORP
     (Date)


                                 By:  /s/ M. Brian Davis
                                    -----------------------------------
                                    M. Brian Davis, President and Chief
                                    Executive Officer

                                EXHIBIT INDEX
                                -------------

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
99(a)                 Form of Offer to Exercise dated September 19, 1997.

99(b)                 Form of letter of transmittal.

99(c) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated
                      September 19, 1997.

99(d) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated September 19, 1997.

99(e)                 Form of Notice of Guarantied Delivery.

99(f) The Company's audited financial statements for the years ended June 30, 1997 and June 30, 1996 (Pages 26-53 of the Company's 1997 Annual Report to Shareholders), incorporated herein by reference from the Company's Annual Report on Form 10-K as filed with the Commission on September 19, 1997.